EXHIBIT 99.1

Infobird Co., Ltd Announces Receipt of Delinquency Notification Letter from Nasdaq

BEIJING, Dec. 8, 2022 /PRNewswire/ -- Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), ), a leading and long-standing SaaS providers in serving large enterprises in the finance industry in customer engagement with over 10 years of experience in China, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on December 6, 2022 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provides that the Company has a period of 180 calendar days from the date of the Notice, or until June 5, 2023, to regain compliance with the minimum bid price requirement.

The Notice has no immediate effect on the listing of the Company’s securities. Pursuant to the Notice, the Company has until June 5, 2023 to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before June 5, 2023, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company. In the event that the Company does not regain compliance by June 5, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares and will continue to consider its available options to address the deficiency during the compliance period.

About Infobird Co., Ltd

Infobird Co., Ltd. (Nasdaq: IFBD), is a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, it primarily provides holistic software solutions to help its corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. It also offers AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. For more information, please visit http://www.infobird.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.